EXHIBIT 99.41

CONSENT OF MICHELLE FRASER
The undersigned hereby consents to the use of the portions of the report prepared by the undersigned, entitled “NI-43-101 Technical Report Hardrock Project Ontario, Canada” with an effective date of December 16, 2020, and with an issue date of January 26, 2021, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2022 of Equinox Gold Corp.

/s/ Michelle Fraser
By: Michelle Fraser, P. Geo

Dated: February 23, 2023

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